UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING (Check one):

SEC FILE NUMBER 0-29657

CUSIP NUMBER 827692104

[ x ] Form 10-K    [           ] Form 20-F    [           ] Form 11-K
[           ] Form 10-Q    [           ] Form 10-D    [           ] Form N-SAR    [           ] Form N-CSR

For Period Ended: December 31, 2012

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Silver Dragon Resources Inc.
Full Name of Registrant

n/a
Former Name if Applicable

200 Davenport Road
Address of Principal Executive Office (Street and Number)

Toronto, Ontario, M5R 1J2
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As disclosed in the Registrant's press release dated October 9, 2012, the Registrant is currently undertaking a detailed review of its (i) quarterly reports on Form 10-Q for the first and second quarters of 2012, (ii) annual report on Form 10-K for the 2011 fiscal year, (iii) other regulatory and non-regulatory disclosures and (iv) disclosure processes and policies. As a result of such reviews, the Registrant will be amending the aforementioned Form 10-Qs and Form 10-K (collectively, the "Amendments"). The Registrant will need to finalize and file the Amendments, as well as the Registrant's quarterly report on Form 10-Q for the third quarter of 2012, prior to being able to finalize and file its annual report on Form 10-K for the 2012 fiscal year (the "2012 10-K"), and such process cannot be completed before the 2012 10-K filing deadline without unreasonable effort or expense.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Marc Hazout	416	223-8500
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

[           ] Yes [ x ] No

Quarterly report on Form 10-Q for the quarter ended September 30, 2012

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

[           ] Yes [ x ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Silver Dragon Resources Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2013	By:	/s/ Marc Hazout
Marc Hazout
	Title:	President & CEO